EXHIBIT 20


                                  NEWS RELEASE


                        Investor Relations Contacts: James Leahy, Susan Spratlen
                                       Media Relations Contact: Marsha Sheffield
                                                                  (972) 444-9001

      Pioneer Reports Results and Announces Fourth Quarter Non-Cash Charge of $863 Million; Year-End Reserves of 762 Million Barrel Equivalents;
    A Divestiture Program for Non-Strategic Assets; a Corporate Restructuring
                    and an Increase in Stock Repurchase Plan

Dallas, Texas, February 10, 1998 -- Pioneer Natural Resources Company ("Pioneer") (NYSE:PXD) today announced financial and operating results for the fourth quarter and twelve months ended December 31, 1997. Pioneer also announced a series of initiatives aimed at unlocking the value contained in its long-lived reserve base and acreage position. About 95% of the company's domestic fields generate only 15% of total cash flow. These non-strategic fields will be sold with proceeds expected to be $375 to $550 million. The current eight operating divisions will be reduced to five. The reorganization and divestiture program should reduce total lease operating and administrative expenses by about 12%.
"Over  the  last  several  months,   the  pace  of  acquisitions  and  financial
transactions at Pioneer has been rapid. We are now in a position to begin recognizing the many benefits associated with these transactions," stated Scott Sheffield, President and CEO.

Fourth Quarter and Year-to-Date Results

Pioneer reported a fourth quarter net loss of $904 million or $11.58 per share. These results include an $863 million non-cash after tax charge related to the Statement of Financial Accounting Standard No. 121, Impairment of Long-Lived Assets.

Fourth quarter oil sales averaged 45,570 barrels per day (BPD), and fourth quarter natural gas liquid sales were 33,875 BPD. Natural gas sales in the fourth quarter were 365 million cubic feet per day (MMCFPD). Realized prices for oil and natural gas liquids in the fourth quarter were $18.07 and $12.47 per barrel. Fourth quarter realized price for natural gas was $2.18 per thousand cubic feet. Compared to third quarter production including production from Mesa's properties for the full quarter, fourth quarter production increased 8% to 12.9 million equivalent barrels (140,278 equivalent BPD) from 11.9 million equivalent barrels (129,890 equivalent BPD). On a pro forma basis including the Chauvco acquisition, fourth quarter volumes were 62,980 BPD for oil, 35,259 BPD for natural gas liquids and 458 MMCFPD for natural gas (174,572 equivalent BPD).

For the year-ended December 31, 1997, the net loss was $891 million or $17.14 per share. This compares to net income of $140 million or $3.47 per share in 1996.

Oil And Gas Reserves Doubled

During 1997, proved reserves more than doubled from 302 million barrels oil equivalent (MMBOE) to 762 MMBOE, with the majority of the increase relating to the acquisitions of Mesa and Chauvco. Reserves added through development drilling were 53 MMBOE, including revisions, at a cost of $5.44 per barrel equivalent, producing a replacement ratio of 149%. Year-end 1997 reserves include 2.3 trillion cubic feet of natural gas and 384 million barrels of liquids. Proved developed reserves account for 86% of the company's total proved oil and gas reserves.

Non-Strategic Divestiture Program Accelerated

Pioneer is accelerating its property portfolio management with a major divestiture program focused on improving operating efficiency and profitability. During 1998, the company intends to pursue the sale of approximately 95% of its

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



its domestic fields, representing 10 to 12% of its total reserve base. The vast majority of these fields were acquired by Parker & Parsley prior to 1995. Scott Sheffield stated, "Most of Pioneer's domestic value is attributable to about 25 of the company's 450 fields. The purpose of this program is to shed non-strategic properties, redeploying the proceeds into higher return assets. Exact timing of the sales will depend on market conditions."

1998 Capital Program Reduced

Because of the unsettled pricing environment, Pioneer's 1998 capital program has been reduced to $500 million ($375 million for development and $125 million for exploration) from $600 million. "Internally generated cash flow coupled with divestiture proceeds will fully fund the 1998 capital program and acquisition activity," said Scott Sheffield.

Reorganization Announced

Pioneer will reorganize and reduce its operating divisions from eight to five. This reorganization will have significant impact on the company's cost structure by the end of 1998, with lease operating costs expected to fall by 8% and administrative expenses expected to fall by 24%. The company has estimated that on a preliminary basis it will incur approximately $20 million of costs related to the reorganization over the course of business in 1998. "For an energy company, value resides in its per unit margin and its volume growth per share. The actions taken today should substantially improve the long-term profitability of Pioneer," said Scott Sheffield. Based on fourth quarter pro forma production and year-end reserves before the impact of divestitures, the new organization breaks down as follows:

                                      Year-end                 4th Qtr.
                                      Reserves             Pro forma Volumes
                                      --------             -----------------
         Mid-Continent                   37%                      30%
         Permian Basin                   34%                      31%
         Gulf Coast                       9%                      19%
         Argentina                       12%                      10%
         Canada                           8%                      10%


Stock Repurchase Plan Authorization Increased

Pioneer's Board of Directors has approved an increase to the company's recently announced stock repurchase plan from $100 million to $200 million. This increase will give Pioneer further options for the divestiture proceeds, in addition to reinvestment in higher growth assets and debt reduction.

Current Operating Activity

Drilling activity continued at an aggressive pace in the fourth quarter with 40 rigs in worldwide operation. Recent results have been particularly promising in Argentina and the Gulf of Mexico. During January, oil production increased by 1,800 BPD in Argentina from four new wells being placed on production. Half of the increase was from one well in the Puesto Lopez field in the Neuquen Basin. In the Gulf of Mexico, the Eugene Island Block 208 K-4 well, which logged 90 feet of pay in four zones, has been completed and placed on production at a rate of 3,200 BPD and 7 MMCFPD. This is the first well completed in the program on this offshore block acquired from Greenhill in 1997, with three additional wells to be drilled.

Chairman's Comment

"The effect of today's action adds value to Pioneer by increasing pre-tax margins by about $3.75 per barrel, and by honing the organization into one that can prosper and grow in a volatile price environment. We will be quick, flexible, efficient, and focused. The concentration of our large reserve base in only 25 fields will produce operating and administrative efficiencies unmatched within the industry. Pioneer's goal is to be the company of choice to investors, merger candidates, employees, and strategic partners. With these strategic initiatives in place, buying back our shares is a no-brainer," stated Jon Brumley.

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



Pioneer

Pioneer was created on August 7, 1997, to effect the merger of MESA, Inc. ("Mesa") and Parker & Parsley Petroleum Company ("Parker & Parsley"). The financial history reflects the results of Parker & Parsley through July 31, 1997, and reflects the results of the combined companies beginning in August 1997. On December 18, 1997, Pioneer acquired Chauvco Resources, Ltd. ("Chauvco").

This announcement  includes  "forward-looking  statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, estimates with respect to production levels, cash flows, capital expenditures and revenue potential. Among other things, such forward-looking statements assume limited changes in oil and gas prices and the accuracy of engineering studies on reserves. Although Pioneer believes that the expectations and assumptions reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations and assumptions will prove to have been correct. Such forward-looking statements and assumptions are qualified as may be provided in Pioneer's annual, quarterly, and current reports, and registration statements filed with the Securities and Exchange Commission.


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                        PIONEER NATURAL RESOURCES COMPANY

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)



                                               December 31,    December 31,
                                                   1997            1996
                                               ------------    ------------
ASSETS

Current assets                                 $    308,188    $    117,039
Oil and gas properties                            4,121,045       1,426,382
Gas processing facilities                               -            59,276
Accumulated depletion, depreciation
  and amortization                                 (605,203)       (445,238)
Other assets, net                                   122,560          42,406
                                                -----------     -----------
                                               $  3,946,590    $  1,199,865
                                                ===========     ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                            $    261,552    $     90,970
Long-term debt                                    1,943,718         320,908
Other noncurrent liabilities                        180,275           8,071
Deferred income taxes                                12,200          60,800
Preferred stock of subsidiary                           -           188,820
Stockholders' equity                              1,548,845         530,296
                                                -----------     -----------
                                               $  3,946,590    $  1,199,865
                                                ===========     ===========


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                        PIONEER NATURAL RESOURCES COMPANY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except for per share data)

                                                 Three months ended           Year ended
                                                    December 31,              December 31,
                                              -----------------------   -----------------------
                                                  1997        1996          1997        1996
                                              -----------   ---------   -----------   ---------
Revenues:
  Oil and gas                                 $   187,802   $ 113,604   $   536,782   $ 396,931
  Natural gas processing                              -         7,004           -        23,814
  Interest and other                                  629       2,462         4,278      17,458
  Gain on disposition of assets, net                2,224         253         4,969      97,140
                                               ----------    --------     ---------    --------
                                                  190,655     123,323       546,029     535,343
Costs and expenses:
  Oil and gas production                           52,496      28,101       144,170     110,334
  Natural gas processing                              -         3,405           -        12,528
  Depletion, depreciation and amortization -
   oil and gas                                     83,148      24,347       204,450     105,259
  Depletion, depreciation and amortization -
   other                                            2,390       1,559         7,985       6,875
  Impairment of oil and gas properties          1,356,390         -       1,356,390         -
  Exploration and abandonments                     42,850       8,068        77,160      23,030
  General and administrative                       16,994       8,943        48,763      28,363
  Interest                                         33,286      10,050        77,550      46,155
  Other                                             4,142       1,533         7,124       2,451
                                               ----------    --------     ---------    --------
                                                1,591,696      86,006     1,923,592     334,995
                                               ----------    --------     ---------    --------
Income (loss) before income taxes and
 extraordinary item                            (1,401,041)     37,317    (1,377,563)    200,348
Income tax benefit (provision)                    508,800     (12,900)      500,300     (60,100)
                                               ----------    --------     ---------    --------
Income (loss) before extraordinary item          (892,241)     24,417      (877,263)    140,248
Extraordinary loss on early extinguishment
 of debt, net of tax                              (11,890)        -         (13,408)        -
                                               ----------    --------     ---------    --------
Net income (loss)                             $  (904,131)  $  24,417   $  (890,671)  $ 140,248
                                               ==========    ========    ==========    ========
Net income (loss) per share:
 Basic:
  Income (loss) before extraordinary item     $    (11.43)   $    .69   $    (16.88)  $    3.95
  Extraordinary item                                 (.15)        -            (.26)        -
                                               ----------     -------     ---------    --------
  Net income (loss)                           $    (11.58)   $    .69   $    (17.14)  $    3.95
                                               ==========     =======    ==========    ========
 Diluted:
  Income (loss) before extraordinary item     $    (11.43)   $    .62   $    (16.88)  $    3.47
  Extraordinary item                                 (.15)        -            (.26)        -
                                               ----------     -------     ---------    --------
    Net income (loss)                         $    (11.58)   $    .62   $    (17.14)  $    3.47
                                               ==========     =======    ==========    ========
Dividends declared per share                  $       .05    $    .05   $       .10   $     .10
                                               ==========     =======    ==========    ========
Weighted average shares outstanding                78,063      35,522        51,973      35,475
                                              ===========    ========   ===========   =========

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


                        PIONEER NATURAL RESOURCES COMPANY

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                 Three months ended           Year ended
                                                    December 31,              December 31,
                                              -----------------------   -----------------------
                                                  1997        1996          1997        1996
                                              -----------   ---------   -----------   ---------
Cash flows from operations:
  Net income (loss)                           $  (904,131)  $  24,417   $  (890,671)  $ 140,248
  Depletion, depreciation and amortization         85,538      25,906       212,435     112,134
  Impairment of oil and gas properties          1,356,390         -       1,356,390         -
  Exploration expenses, including dry holes        37,707       6,876        63,288      17,262
  Deferred income taxes                          (508,700)     10,500      (501,300)     57,400
  Gain on disposition of assets, net               (2,224)       (253)       (4,969)    (97,140)
  Loss on early extinguishment of debt             11,890         -          13,408         -
  Other noncash items                               8,304         956        18,886      (1,360)
  Net changes in operating assets and
   liabilities, net of effects from
   acquisitions and dispositions                  (35,633)    (27,710)      (39,258)      1,562
                                               ----------    --------     ---------    --------
      Net cash provided by operations              49,141      40,692       228,209     230,106

Net cash provided by (used in) investing          (97,045)    (76,496)     (341,178)     13,729
Net cash provided by (used in) financing           78,986     (13,124)      165,971    (245,354)
                                               ----------    --------     ---------    --------
Effect of exchange rate changes on cash
 and cash equivalents                                 -           -             -           290
Net increase (decrease) in cash and cash
 equivalents                                       31,082     (48,928)       53,002      (1,519)
Cash and cash equivalents, beginning of
 period                                            40,631      67,639        18,711      19,940
                                               ----------    --------     ---------    --------
Cash and cash equivalents, end of period      $    71,713   $  18,711   $    71,713   $   18,71
                                               ==========    ========    ==========    ========


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